UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 30, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Siemens Segment Information (continuing operations — preliminary and unaudited)

Siemens Consolidated Statements of Income (preliminary and unaudited)

Siemens Consolidated Statements of Income and Expense Recognized in Equity (preliminary and unaudited)

Siemens Consolidated Statements of Cash Flow (preliminary and unaudited)

Siemens Consolidated Balance Sheets (preliminary and unaudited)

SUPPLEMENTAL DATA:

Siemens Segment Information Analysis (I) (preliminary and unaudited)

Siemens Segment Information Analysis (II) (preliminary and unaudited)

Siemens partners with The Gores Group in a joint venture to grow SEN

Siemens AG claims damages from eleven former members of the Corporate Executive Committee

Legal Proceedings

Signatures

Key figures(1)	Q3 and first nine months of fiscal 2008(2)
(preliminary and unaudited; in millions of €, except where otherwise stated)

			% Change		1st nine months		% Change
Profit and growth	Q3 2008	Q3 2007	Actual	Adjusted(3)	2008	2007	Actual	Adjusted(3)

Continuing operations
New orders	23,677	19,494	21	26	71,290	62,588	14	17
Revenue	19,182	17,517	10	13	55,676	52,247	7	8

Total Sectors
Profit Total Sectors	2,084	1,571	33		5,035	4,670	8
in % of revenue (Total Sectors)	11.6%	9.8%			9.8%	9.8%

EBITDA (adjusted)	2,520	1,953	29		6,330	5,750	10
in % of revenue (Total Sectors)	14.1%	12.2%			12.3%	12.1%

Continuing operations
EBITDA (adjusted)	2,562	1,822	41		6,064	5,297	14
Income from continuing operations	1,475	608	143		3,118	2,515	24
Basic earnings per share (in euros)(4)	1.61	0.64	152		3.33	2.68	24

Continuing and discontinued operations(5)
Net income	1,419	2,065	(31)		8,306	4,112	102
Basic earnings per share (in euros)(4)	1.55	2.25	(31)		9.07	4.43	105

			1st nine months
Return on capital employed	Q3 2008	Q3 2007	2008	2007

Continuing operations
Return on capital employed (ROCE)	14.7%	7.6%	10.7%	11.2%

Continuing and discontinued operations(5)
Return on capital employed (ROCE)	14.0%	20.7%	27.2%	15.2%

Free cash flow			1st nine months
Cash conversion	Q3 2008	Q3 2007	2008	2007

Total Sectors
Free cash flow	1,714	1,761	4,601	4,252
Cash conversion	0.82	1.12	0.91	0.91

Continuing operations
Free cash flow	1,547	1,943	2,953	4,202
Cash conversion	1.05	3.20	0.95	1.67

Continuing and discontinued operations(5)
Free cash flow	1,442	743	2,138	1,478
Cash conversion	1.02	0.36	0.26	0.36

	June 30, 2008		September 30, 2007
Employees (in thousands)	Cont. Op.	Total(6)	Cont. Op.	Total(6)

Employees	424	440	398	471
Germany	131	137	126	152
Outside Germany	293	303	272	319

(1)	EBITDA (adjusted), Return on capital employed (ROCE), Return on equity (ROE), Free cash flow and Cash conversion rate are non-GAAP financial measures. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications. Profit of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is reconciled to Income before income taxes under “Reconciliation to consolidated financial statements” in the table “Segment Information.” Profit of SFS and SRE is Income before income taxes.

(2)	April 1 — June 30, 2008 and October 1, 2007 — June 30, 2008.

(3)	Adjusted for portfolio and currency translation effects.

(4)	Earnings per share — attributable to shareholders of Siemens AG.

For fiscal 2008 and 2007 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 888,154 and 898,635 respectively and for the first nine months to 902,856 and 894,624 shares respectively.

(5)	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

(6)	Continuing and discontinued operations.

(7)	Return on equity is calculated as annualized Income before income taxes of Q3 divided by Average allocated equity for the first nine months of fiscal 2008 (€875 million).

Earnings Release Q3 2008

Munich, July 30, 2008
Major Orders Fuel Fast Growth
Profit Rises in All Sectors
2nd Tranche of Share Buyback Completed

Peter Löscher, President and Chief Executive Officer of Siemens AG	Financial highlights:

“We shifted Siemens into a higher gear in the third quarter, reaching important milestones on our reorganization path. We are becoming faster, more efficient and more focused as a company, with the timely entrepreneurial approach that is required to stay on this course,” commented Siemens CEO Peter Löscher. “Regarding fiscal 2008, we affirm our full-year outlook. While we expect a less favorable macroeconomic situation in fiscal 2009, we still plan to grow at twice the rate of global GDP. We are also committed to achieving a combined Sector operating result of 8 to 8.5 billion euros for the year. Our new management incentive system should play an important role in our progress ahead, along with world-wide employee participation in Siemens’ success through equity ownership.”

•   Orders rose 21%, to €23.677 billion, and revenue increased 10%, to €19.182 billion. On an organic basis, excluding the net effect of portfolio transactions and currency translation, orders climbed 26% year-over-year, and revenue rose 13%.

•   Total Sectors profit —a measure combining profit from the Industry, Energy and Healthcare Sectors— climbed 33%, to €2.084 billion.

•   Income from continuing operations rose strongly to €1.475 billion from €608 million in the prior-year quarter. Basic earnings per share (EPS) from continuing operations were €1.61, up from €0.64 a year earlier.

•   Net income was €1.419 billion. A year earlier, net income of €2.065 billion benefited from a substantial gain in discontinued operations related to the transfer of the carrier business into Nokia Siemens Networks. Basic EPS declined to €1.55 compared to €2.25 in the prior-year period.

•   Siemens completed the second tranche of its share buyback program in July, raising total purchases to €4.0 billion in the fiscal year. Approximately €1.3 billion of the total occurred in the third quarter.

Media Relations: Wolfram Trost Phone: +49 89 636-34794 mail: wolfram.trost@siemens.com Siemens AG, 80200 Munich, Germany

Siemens     2
Orders and Revenue

Robust growth and
strong book-to-bill
Orders were €23.677 billion in the third quarter, up 21% from the prior-year period, while revenue rose 10% year-over-year, to €19.182 billion.
These results include negative currency translation effects of 7 percentage points on orders and 6 percentage points on revenue. Excluding these effects and portfolio transactions, orders rose 26% and revenue increased 13%.
The book-to-bill ratio for the quarter was 1.23, driven by exceptionally large orders in Industry and Energy.

Good Sector balance
Order growth was well-balanced, with double-digit expansion in all Sectors.
Revenue growth included double-digit increases in Energy and Healthcare and 8% growth in Siemens’s largest Sector, Industry.
Major orders in Europe fuel high order growth
The region comprising Europe, the Commonwealth of Independent States (CIS) and Africa contributed 40% order growth and 12% revenue growth in the third quarter, due in part to the large orders in Industry and Energy.
In the Americas, orders and revenue rose 10% and 5%, respectively, despite strong negative currency translation effects. These results include negative currency translation effects of 15 percentage points on orders and 14 percentage points on revenue. Excluding these effects and portfolio transactions, orders rose 21% and revenue increased 15%.
The region consisting of Asia, Australia and the Middle East saw 9% revenue growth, including double-digit increases in China and India. Third-quarter orders were nearly the same year-over-year, despite a higher level of large orders in the prior-year period.

Book-to-bill
1.11
1.06
1.32
1.29
1.23
19,494
17,517
21,328
20,201
24,242
18,400
23,371
18,094
23,677
19,182
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Figures in millions of €

New Orders · Revenue · Book-to-bill ratio

## New Orders & Revenue

| | Q3 2007 | Q3 2008 | % Change Act. | % Change Adj. |
|---|---|---|---|---|
| New Orders | 19,494 | 23,677 | 21% | 26% |
| Revenue | 17,517 | 19,182 | 10% | 13% |

Figures in millions of €

Act.: Actual; Adj.: Adjusted change

New Orders & Revenue by Region
New Orders
42 %
40 %
9,188
12,827
19 %
20 %
2,780
3,328
21 %
10 %
5,578
6,136
24 %
9 %
4,188
4,576
2 %
0 %
4,728
4,714
3 %
2 %
1,420
1,455
11 %
7 %
601
643
Europe, C.I.S.*, Africa
therein: Germany
Americas
therein: U.S.
Asia, Australia, Middle East
therein: China
therein: India
Revenue
12 %
12 %
9,200
10,303
13 %
14 %
2,871
3,260
15 %
5 %
4,706
4,935
7 %
(4) %
3,764
3,617
12 %
9 %
3,611
3,944
26 %
24 %
976
1,213
37 %
33 %
370
491
Figures in millions of €

Q3 2007 · Q3 2008 · Actual change · * Commonwealth of Independent States
Adjusted change (Always: Excluding the net effect of currency translation and portfolio effects)

New Orders & Revenue by Sectors
New Orders
31 %
26 %
9,149
11,508
33 %
23 %
6,556
8,077
5%
11 %
2,517
2,801
Industry Sector
Energy Sector
Healthcare Sector
Revenue
12 %
8 %
8,751
9,423
26 %
19 %
4,880
5,829
3 %
10 %
2,431
2,677
Figures in millions of €

Q3 2007 · Q3 2008 · Actual change
Adjusted change

Siemens     3
Income and Profit

Higher profit margin drives
increase in Total Sectors profit
Siemens’ three Sectors delivered €2.084 billion in Total Sectors profit, up 33% from €1.571 billion in the third quarter a year earlier, with particular strength in the Industry and Energy Sectors.
Within Industry, the leading profit performers were the two Divisions created out of the former A&D Group: Industry Automation and Drive Technologies. Sector profit also included a gain of €113 million on the sale of the wireless modules business in the Industry Automation Division.
Profit growth within Energy featured strong contributions from the two new Divisions created out of the former PTD Group: Power Transmission and Power Distribution.
Siemens’ Healthcare Sector contributed 6% profit growth and sustained its profitability despite challenging market conditions.
Income and EPS from continuing operations rise sharply
Income from continuing operations was €1.475 billion in the third quarter, well above €608 million a year earlier. Basic EPS on a continuing basis climbed to €1.61 from €0.64 in the prior-year period.
The main factor in these increases was the growth in Total Sectors profit year-over-year.
In addition, Strategic Equity Investments (SEI) posted profit of €1 million compared to a loss of €301 million in the third quarter a year earlier. The main factor in this change was significant progress at Nokia Siemens Networks B.V. (NSN), which improved its operating result and sharply reduced restructuring and integration costs compared to the prior-year quarter.
Siemens’ two Cross-Sector Businesses, Siemens Financial Services (SFS) and Siemens IT Solutions and Services, contributed €123 million in profit, nearly unchanged year-over-year.
In addition, expenses for legal and regulatory matters were lower in the current quarter.
Net income comparison
influenced by prior-year gain
Net income in the third quarter was €1.419 billion, with corresponding basic EPS of €1.55.
A year earlier, third-quarter net income was €2.065 billion. Corresponding EPS were €2.25.
The comparison year-over-year is strongly influenced by discontinued operations, which posted a loss of €56 million in the current period in contrast to income of €1.457 billion in the prior-year period. The major factors in the latter result were a preliminary pre-tax non-cash gain of €1.7 billion resulting from the transfer of Siemens’ telecommunications carrier business into NSN and positive operating results at Siemens VDO Automotive (SV), only partly offset by an impairment of the enterprise networks business in the pre-tax amount of €355 million.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funding Status and Investigation Expenses

Cash conversion rate
above target
Free cash flow from continuing operations in the current quarter was €1.547 billion. For comparison, free cash flow of €1.943 billion in the prior-year quarter benefited from a positive effect of approximately €1.1 billion related to the carve-out of SV, only partly offset by a €419 million penalty payment related to a European Union antitrust investigation.
The cash conversion rate for continuing operations in the third quarter was 1.05, above the target for the quarter and on track for the full fiscal year.
ROCE for the first nine months
of fiscal 2008 was 10.7%
On a continuing basis, return on capital employed (ROCE) declined to 10.7% from 11.2% in the first nine months a year earlier.
ROCE development in the current period was affected by a substantial increase in capital employed stemming from major acquisitions in fiscal 2008 and fiscal 2007.
This effect more than offset higher income from continuing operations in the current period, and will continue through the current fiscal year.
Continued expenses for compliance
investigations
Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities were €119 million in the third quarter, down from €175 million in the second quarter of fiscal 2008.
The total for continuing operations in the current quarter was €106 million, with the remaining €13 million related to discontinued operations.
In the third quarter a year earlier, these costs totaled €125 million, including €54 million in continuing operations and €71 million in discontinued operations.
More information regarding these matters is provided in the document “Legal Proceedings.”
Siemens completes the second tranche of its share buyback program
The second share buyback tranche totaled €2.0 billion in purchases for 27,916,664 shares, and was completed after the close of the quarter on July 22, 2008. The first tranche of the program, in the amounts of €2.0 billion and 24,854,541 shares, was completed at the beginning of the quarter, on April 8, 2008. Taking both tranches together, Siemens spent a total of approximately €1.3 billion under the share repurchase program in the third quarter.
Pension funding improves
The estimated underfunding of Siemens’ principal pension plans as of June 30, 2008, amounted to approximately €0.4 billion, compared to an underfunding of approximately €1.0 billion at the end of fiscal 2007.

Sectors     5
Industry Sector

Strong Quarter for Siemens’ largest Sector
The Industry Sector combined 8% revenue growth with a higher profit margin to produce a substantial increase in Sector profit compared to the same quarter a year earlier. Sector profit of €1.143 billion benefited also from a €113 million gain on the sale of the Sector’s wireless modules business, and both periods under review included purchase price accounting (PPA) effects and integration costs related to acquisitions.
The largest Divisions within the Sector — Industry Automation, Drive Technologies and Industry Solutions — drove the increases in Sector revenue and Sector profit year-over-year. The three other Divisions within the Sector maintained their third-quarter profit at or near prior-year levels.
Revenue for the Industry Sector rose to €9.423 billion from €8.751 billion in the third quarter a year ago. Orders grew even faster, coming in 26% higher at €11.508 billion. Order growth was broad-based, highlighted by a €1.4 billion rolling stock order in Europe and strong global demand for metals technologies solutions. Even without the rolling stock order, the book-to-bill ratio for the Sector increased to 1.07 year-over-year.
Participation in growing markets
Working in strong markets, the Industry Automation and Drive Technologies Divisions maintained high capacity utilization and continued to achieve volume-driven economies of scale. The result was significant profit growth in both Divisions.
Industry Automation contributed €467 million to Sector profit in the quarter, up sharply year-over-year on a 15% increase in revenue. This represents high double-digit profit growth even without the €113 million gain mentioned above which came within Industry Automation. Both periods under review were affected by PPA and integration effects related to the acquisition of UGS Corp. during the third quarter of fiscal 2007. These factors took approximately 190 basis points from profit margin in the current quarter, including PPA effects of €36 million and integration costs of €5 million. In the same quarter a year earlier, PPA effects and integration costs were €49 million and €11 million, respectively, and cut approximately 310 basis points from profit margin.
Drive Technologies contributed €344 million to Sector profit, a 40% increase compared to the prior-year quarter, on a 15% increase in revenue. Both periods included PPA effects of €10 million related to the acquisition of Flender Holding GmbH in fiscal 2005. The impact on profit margin was approximately 40 basis points in the current period and approximately 50 basis points in the prior-year quarter.

Sectors     6

Meeting market opportunities
The Industry Solutions Division posted 21% profit growth on an 11% rise in revenue, including double-digit topline growth and significant margin improvement in the fast-growing metals technologies industry.
Navigating market challenges
The Osram and Building Technologies Divisions face growth challenges related to adverse currency translation effects from their substantial U.S. presence as well as slowing economic growth in Western Europe and the U.S.
Yet both maintained third-quarter profit close to prior-year levels. For comparison, profit at Building Technologies in the prior-year quarter benefited from a gain on the sale of a business.
Record-setting rolling stock order
Mobility held its profit level with the prior-year period, at €39 million. Orders of €2.952 billion included the €1.4 billion contract for more than 300 trains from the Belgian state railway system, Siemens’ largest-ever rolling stock order. As part of its “Mobility in Motion” transformation program to improve its cost structure, Mobility intends to take charges in the fourth quarter depending on the progress of labor negotiations.

Sectors     7
Energy Sector

Broad-based growth and higher profits
Siemens’ Energy Sector generated €615 million in profit in the third quarter, a substantial increase compared to the prior-year period. All Divisions reported higher profits, with the majority contributing high double-digit increases.
Revenue growth was also robust and well-distributed among the Divisions. Sector revenue climbed 19% to €5.829 billion, with all Divisions contributing to the increase. Orders grew faster still, rising 23% over the prior-year quarter to reach €8.077 billion. While orders came in lower at the Fossil Power Generation Division, Renewable Energy more than compensated with a substantial increase compared to the same quarter a year earlier.
Double-digit profit growth in the power grid
Nearly half of the Energy Sector’s profit growth came from the Power Transmission and Power Distribution Divisions, which were formerly combined in Siemens’ Power Transmission and Distribution Group (PTD). These businesses continued to gain volume-driven economies of scale by successfully meeting demand for higher efficiency and security in regional power grids. As a result, both Divisions delivered strong profit growth and profit margins in their target ranges.
Revenue grew 12% at Power Transmission and 13% at Power Distribution. Orders grew more slowly year-over-year, primarily due to a lower level of large orders than in the third quarter a year ago. One of the most notable major orders came in at Power
Transmission, for grid access to the world’s largest off-shore wind farm, known as Greater Gabbard, in the U.K.
Booming Markets in Oil and Gas and Renewable Energy
The Renewable Energy and Oil & Gas Divisions both profited well in the world’s booming markets for energy production.
Renewable Energy generated €72 million in profit with a substantial increase in profit margin year-over-year. The Division also reached new highs in revenue and orders, which climbed to €631 million and €2.122 billion, respectively. The latter figure includes an exceptionally large order for 218 wind turbines in the U.S., which will be placed in wind farms throughout the country. Renewable Energy also won an order for 140 turbines for the Greater Gabbard off-shore wind farm mentioned above, thus demonstrating the Energy Sector’s ability to provide integrated solutions for large-scale energy projects. The Division expects to slow order intake compared to the exceptionally high level of the current quarter, while ramping up capacity. In this regard, the Division announced plans to double output at its U.S. rotor blade factory.
The Oil & Gas Division combines products and services for extraction, transport and refining with additional offerings including industrial turbines. The Division contributed third-quarter profit of €95 million and clearly improved its profit margin year-over-year. Oil & Gas completed the quarter with a strong book-to-bill ratio based on order intake of €1.550 billion.

Sectors     8
Fossil Power Generation Contributes
to Profit and Revenue Growth
The Fossil Power Generation Division delivered profit of €212 million on revenue of €2.096 billion in the third quarter, and contributed to both revenue and profit growth for the Energy
Sector as a whole. Third-quarter revenue demonstrates the Division’s emphasis on balancing its business more evenly among products, services, and turnkey power plant solutions.
The Division’s equity investment income was stable compared to the prior year. Equity investment income is expected to be more volatile in coming quarters.

Sectors     9
Healthcare Sector

Profitable Growth and Progress Toward 2010
Siemens’ Healthcare Sector sustained its growth and profitability in the face of challenging market conditions. Sector profit was €326 million compared to €307 million in the third quarter a year earlier. Profit margin was strongly influenced by PPA effects and integration costs associated with acquisitions in the Diagnostics Division, including the acquisition of Dade Behring Holdings, Inc. (Dade Behring) between the periods under review. These factors took approximately 210 basis points from Sector profit margin in the third quarter, compared to 170 basis points in the prior-year period.
Healthcare revenue rose 10%, to €2.677 billion, including new volume from Dade Behring in the Diagnostics Division. On an organic basis, excluding portfolio transactions and strong currency translation effects in the U.S., the Sector’s three Divisions all contributed to revenue growth in the quarter. Orders climbed 11% to €2.801 billion, again including the acquired volume in Diagnostics. On a regional basis, the Sector achieved rapid growth in emerging markets, particularly China. Growth was more modest in established markets characterized by slower economic growth, tightening credit, and, in the U.S., by public policy affecting medical imaging.
The Healthcare Sector expects previously announced cost-reduction programs to result in severance charges in the fourth quarter depending on the progress of labor negotiations. As part of Siemens’ ongoing transformation programs, Healthcare anticipates further charges in the fourth quarter related to a strategic review of certain business activities.
New products highlight order growth at Imaging & IT
The Healthcare Sector’s largest Division, Imaging & IT, offers medical imaging systems used for diagnostic and interventional purposes as well as information technology systems used to store, retrieve and transmit medical images and other information. In the third quarter, the newly formed Division posted a profit of €199 million, negatively influenced by substantial currency effects. Revenue and orders for Imaging & IT were €1.569 billion and €1.699 billion, respectively, in the current quarter. On an organic basis, revenue rose 3% and orders rose 8% year-over-year despite the difficult market conditions mentioned above. Highlights of order growth included new offerings for magnetic resonance imaging and computer-aided tomography. The momentum generated by these and other innovative products helped increase the Division’s book-to-bill ratio year-over-year, which came in at 1.08 for the third quarter.

Sectors     10

Diagnostics advances integration efforts
The Diagnostics Division recorded profit of €82 million in the third quarter, up from €52 million in the prior-year period before the acquisition of Dade Behring.
PPA effects and integration costs related to acquisitions, primarily Dade Behring, reduced profit margin by approximately 700 basis points in the current quarter, including PPA effects of €29 million and net integration costs of €29 million. A year earlier,
PPA and integration costs for Diagnostics were €27 million and €14 million in the third quarter, respectively, taking 830 basis points from the Division’s profit margin.
Revenue of €826 million was significantly higher year-over-year due to new volume from Dade Behring. Organic growth was solid at 3%. Along with profitable growth, the priorities at Diagnostics continue to be rationalizing its product portfolio and realizing synergies among its acquisitions. The Division made progress in these areas in the third quarter.

Strategic Equity Investments (SEI) and Cross-Sector Businesses     11
Strategic Equity Investments (SEI) and Cross-Sector Businesses
Positive developments at
NSN drive SEI
SEI includes results at equity from three companies in which Siemens holds an equity stake: NSN, BSH Bosch und Siemens Hausgeräte GmbH (BSH), and Fujitsu Siemens Computers (Holding) B.V. (FSC). SEI contributed equity investment income of €1 million in the third quarter compared to a negative
€301 million in the same period a year earlier. The largest factor in this improvement was NSN, which reported improved operating results and also substantially reduced restructuring charges and integration costs year-over-year. The current period included €201 million for restructuring and integration costs, down from €905 million in the prior-year period. As a result, Siemens’ equity investment loss related to NSN in the current quarter decreased to €21 million from €371 million a year earlier.

Cross-Sector Businesses hold
profit steady
Siemens IT Solutions and Services posted a profit of €64 million in the third quarter, with the release of an accrual related to a major project contributing €13 million. Revenue of
€1.255 billion in the third quarter was nearly unchanged compared to the same period a year earlier, while orders rose 10% year-over-year, to €1.209 billion.

Siemens Financial Services (SFS) delivered income before income taxes of €59 million in the third quarter, up from €57 million in the same period a year earlier.
Total assets rose significantly compared to the end of fiscal 2007, primarily due to growth in the commercial finance business including asset purchases in secondary markets.

Other Operations, Corporate Activities and Eliminations     12
Other Operations, Corporate Activities and Eliminations

Transformation taking hold at Other Operations
Other Operations consist of centrally held business activities, shared services and central costs not allocated to a Sector or Cross-Sector Business. Under the previously announced transformation program for Other Operations, all business activities are to be integrated into an existing Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. By the third quarter, Siemens reached or concluded the implementation phase for a majority of business activities. Partly as a result, third-quarter sales for Other Operations declined to €580 million from €678 million in the prior-year quarter. The loss from Other Operations narrowed to a negative €20 million from a negative €56 million in the third quarter a year earlier. Siemens expects negative earnings impacts in connection with the Other Operations transformation program in coming quarters.
Real estate sales continue
Income before income taxes at SRE was €103 million, up from €69 million a year earlier, primarily due to increased gains from real estate sales. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.
Improvements at Corporate items
Corporate items and pensions totaled a negative €245 million in the third quarter compared to a negative €367 million in the prior-year period. The improvement is due primarily to Corporate items, which totaled a negative €270 million compared to a negative €379 million in the same quarter a year ago. The current period includes €106 million expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These costs totaled €54 million in the prior-year period. The prior-year period included higher expenses for legal and regulatory matters.
Lower debt and interest rates benefit Corporate Treasury activities
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €2 million compared to a negative €97 million in the same period a year earlier. The difference is mainly due to reduced interest expense stemming from a combination of lower indebtedness in Siemens’ operating businesses as well as lower interest rates on U.S. dollar debt compared to the third quarter of fiscal 2007.

Subsequent Event & Outlook     13
Subsequent Event

Siemens sells 51% stake in Siemens Enterprise Communications
On July 29, Siemens announced the sale of a 51% stake in Siemens Enterprise Communications (SEN) to The Gores Group, a U.S.-based financial and operational management firm. The Gores Group will contribute two businesses, which will complement the business of SEN. Siemens and the Gores Group together will contribute a financial investment totaling €350 million. The transaction, which is subject to the approval of regulatory authorities, is expected to close by the end of the current fiscal year and to result in a substantial negative financial impact.

Outlook

Siemens confirms its full-year outlook for fiscal 2008. Organic revenue is expected to grow at twice the rate of global GDP growth, and Group Profit from Operations and income from continuing operations are expected to match the levels achieved in fiscal 2007. Within discontinued operations, divestment of the enterprise networks business is expected to result in a substantial financial impact in fiscal 2008.
This outlook excludes earnings impacts that may arise from legal and regulatory matters, which are not yet quantifiable, and charges that may result from Siemens’ transformation programs, including the previously announced SG&A reduction program. Based on the progress of labor negotiations, Siemens intends to book material charges under the SG&A program in the fourth quarter of fiscal 2008 within Corporate Items.
Siemens expects more challenging conditions in the global economy in fiscal 2009 and expects to grow at twice the rate of global GDP. Total Sectors profit is expected to be in the range from €8.0 to €8.5 billion in fiscal 2009. Growth in income from continuing operations is expected to exceed growth in Total Sectors profit. This outlook excludes earnings impacts that may arise from legal and regulatory matters and charges for the SG&A reduction program.

Note and Disclaimer     14
Note and Disclaimer

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published yesterday regarding legal proceedings. More detailed disclosure regarding legal proceedings is provided in the annual report.
Financial Publications are available for download at:
www.siemens.com/ir → Financial Publications
Earnings before interest and taxes, or EBIT (adjusted); Earnings before interest, taxes, depreciation and amortization, or EBITDA (adjusted); Return on capital employed (ROCE); Return on equity (ROE); Free cash flow; and Cash conversion rate are non-GAAP financial measures. Information for reconciliation to the most directly comparable IFRS financial measures is available on our Investor Relations website under
www.siemens.com/ir → Financial Publications.
“Profit Total Sectors” is reconciled to “Income from continuing operations before income taxes” in the table “Segment Information.”

Today beginning at 09:00 a.m. CEST, the telephone conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/conferencecall. The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well. Starting at 11:00 CEST, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies;
lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigation we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended June 30, 2008 and 2007 and as of September 30, 2007
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	6/30/08	9/30/07	2008	2007	2008	2007	2008	2007
Sectors
Industry	11,508	9,149	9,117	8,503	306	248	9,423	8,751	1,143	822	12,216	11,836	895	724	255	239	251	228
Energy	8,077	6,556	5,714	4,784	115	96	5,829	4,880	615	442	2,707	3,367	508	665	120	75	83	87
Healthcare	2,801	2,517	2,667	2,424	10	7	2,677	2,431	326	307	12,620	8,234	311	372	112	109	160	113

Total Sectors	22,386	18,222	17,498	15,711	431	351	17,929	16,062	2,084	1,571	27,543	23,437	1,714	1,761	487	423	494	428
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	1	(301)	5,369	4,891	95	76	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,209	1,094	899	904	356	353	1,255	1,257	64	66	452	253	37	(64)	54	48	51	65
Siemens Financial Services (SFS)	195	168	177	154	20	14	197	168	59	57	9,775	8,912	(108)	(25)	166	117	69	66
Reconciliation to consolidated financial statements
Other Operations	606	667	482	585	98	93	580	678	(20)	(56)	(904)	(704)	64	(122)	21	42	24	27
Siemens Real Estate (SRE)	415	416	95	119	320	297	415	416	103	69	3,331	3,091	3	(20)	54	45	37	37
Corporate items and pensions	31	18	31	44	2	3	33	47	(245)	(367)	(2,276)	(2,564)	(290)	(626)	13	20	29	10
Eliminations, Corporate Treasury and other reconciling items	(1,165)	(1,091)	—	—	(1,227)	(1,111)	(1,227)	(1,111)	2	(97)	49,540	54,239	32	963	(15)	(18)	(19)	(15)

Siemens	23,677	19,494	19,182	17,517	—	—	19,182	17,517	2,048	942	92,830	91,555	1,547	1,943	780	677	685	618

(1)	Profit of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, SEI, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €3 and €35 for the three months ended June 30, 2008 and 2007, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the nine months ended June 30, 2008 and 2007 and as of September 30, 2007
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	6/30/08	9/30/07	2008	2007	2008	2007	2008	2007
Sectors
Industry	32,540	28,498	26,825	25,375	852	740	27,677	26,115	3,068	2,503	12,216	11,836	2,277	1,899	718	720	730	643
Energy	26,182	22,477	15,565	14,060	263	278	15,828	14,337	968	1,224	2,707	3,367	1,595	1,491	296	249	240	246
Healthcare	8,397	7,272	8,013	6,965	39	37	8,052	7,003	999	943	12,620	8,234	729	862	362	321	459	318

Total Sectors	67,119	58,247	50,403	46,400	1,154	1,055	51,557	47,455	5,035	4,670	27,543	23,437	4,601	4,252	1,376	1,290	1,429	1,207
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	41	(150)	5,369	4,891	95	76	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	3,879	3,561	2,785	2,947	1,076	975	3,861	3,922	99	172	452	253	(102)	(193)	101	165	162	207
Siemens Financial Services (SFS)	563	523	503	470	61	52	564	522	237	277	9,775	8,912	(28)	55	430	316	210	193
Reconciliation to consolidated financial statements
Other Operations	1,958	2,243	1,624	1,946	294	275	1,918	2,221	(138)	(153)	(904)	(704)	(213)	(265)	70	110	73	85
Siemens Real Estate (SRE)	1,225	1,251	287	367	938	884	1,225	1,251	302	180	3,331	3,091	(5)	(12)	157	129	116	114
Corporate items and pensions	85	88	74	117	9	8	83	125	(1,038)	(1,182)	(2,276)	(2,564)	(1,435)	(1,428)	31	56	84	31
Eliminations, Corporate Treasury and other reconciling items	(3,539)	(3,325)	—	—	(3,532)	(3,249)	(3,532)	(3,249)	(184)	(254)	49,540	54,239	40	1,717	(35)	(39)	(50)	(46)

Siemens	71,290	62,588	55,676	52,247	—	—	55,676	52,247	4,354	3,560	92,830	91,555	2,953	4,202	2,130	2,027	2,024	1,791

(1)	Profit of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, SEI, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €95 and €98 for the nine months ended June 30, 2008 and 2007, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three and nine months ended June 30, 2008 and 2007
(in millions of €, per share amounts in €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2008	2007	2008	2007
Revenue	19,182	17,517	55,676	52,247
Cost of goods sold and services rendered	(13,306)	(12,291)	(39,579)	(37,293)

Gross profit	5,876	5,226	16,097	14,954
Research and development expenses	(916)	(898)	(2,681)	(2,437)
Marketing, selling and general administrative expenses	(3,195)	(3,069)	(9,493)	(8,667)
Other operating income	259	144	636	462
Other operating expense	(144)	(207)	(607)	(866)
Income (loss) from investments accounted for using the equity method, net	74	(222)	283	105
Financial income (expense), net	94	(32)	119	9

Income from continuing operations before income taxes	2,048	942	4,354	3,560
Income taxes	(573)	(334)	(1,236)	(1,045)

Income from continuing operations	1,475	608	3,118	2,515
Income (loss) from discontinued operations, net of income taxes	(56)	1,457	5,188	1,597

Net income	1,419	2,065	8,306	4,112

Attributable to:
Minority interest	45	39	116	151
Shareholders of Siemens AG	1,374	2,026	8,190	3,961
Basic earnings per share Income from continuing operations	1.61	0.64	3.33	2.68
Income (loss) from discontinued operations	(0.06)	1.61	5.74	1.75

Net income	1.55	2.25	9.07	4.43

Diluted earnings per share Income from continuing operations	1.61	0.63	3.32	2.60
Income (loss) from discontinued operations	(0.07)	1.55	5.72	1.66

Net income	1.54	2.18	9.04	4.26

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited)
For the three and nine months ended June 30, 2008 and 2007
(in millions of €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2008	2007	2008	2007
Net income	1,419	2,065	8,306	4,112
Currency translation differences	33	47	(779)	(214)
Available-for-sale financial assets	(29)	(12)	(101)	(14)
Derivative financial instruments	(116)	(17)	68	36
Actuarial gains and losses on pension plans and similar commitments	(337)	1,144	(150)	1,769
Revaluation effect related to step acquisitions	—	—	—	3

Total income and expense recognized directly in equity, net of tax (1)(2)	(449)	1,162	(962)	1,580

Total income and expense recognized in equity	970	3,227	7,344	5,692

Attributable to:
Minority interest	38	86	79	183
Shareholders of Siemens AG	932	3,141	7,265	5,509

(1)	Includes income and expense resulting from investments accounted for using the equity method of €(110) and €(1) for the three months ended June 30, 2008 and 2007, respectively, and €17 and €(31) for the nine months ended June 30, 2008 and 2007, respectively.

(2)	Includes minority interest relating to currency translation differences of €(7) and €47 for the three months ended June 30, 2008 and 2007, respectively, and €(37) and €32 for the nine months ended June 30, 2008 and 2007, respectively.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the nine months ended June 30, 2008 and 2007
(in millions of €)

	2008	2007
Cash flows from operating activities
Net income	8,306	4,112
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	2,175	2,740
Income taxes	1,141	990
Interest (income) expense, net	(37)	114
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(5,964)	(2,007)
(Gains) on sales of investments, net (1)	(23)	(84)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(13)	2
(Income) from investments (1)	(341)	(198)
Other non-cash (income) expenses	500	74
Change in current assets and liabilities
(Increase) decrease in inventories	(2,396)	(1,487)
(Increase) decrease in trade and other receivables	(648)	(709)
(Increase) decrease in other current assets	(214)	(199)
Increase (decrease) in trade payables	(53)	61
Increase (decrease) in current provisions	294	(226)
Increase (decrease) in other current liabilities	2,509	2,103
Change in other assets and liabilities	(378)	(943)
Income taxes paid	(1,253)	(1,210)
Dividends received	230	266
Interest received	581	578

Net cash provided by (used in) operating activities — continuing and discontinued operations	4,416	3,977
Net cash provided by (used in) operating activities — continuing operations	5,083	6,229
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,278)	(2,499)
Acquisitions	(4,779)	(7,349)
Purchases of investments(1)	(131)	(162)
Purchases of current available-for-sale financial assets	(10)	(34)
(Increase) decrease in receivables from financing activities	(1,484)	(553)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	665	647
Proceeds from disposals of businesses	11,257	(262)
Proceeds from sales of current available-for-sale financial assets	48	35

Net cash provided by (used in) investing activities — continuing and discontinued operations	3,288	(10,177)
Net cash provided by (used in) investing activities — continuing operations	(7,409)	(9,289)
Cash flows from financing activities
Proceeds from issuance of common stock	—	798
Purchase of common stock	(3,264)	(101)
Proceeds from re-issuance of treasury stock	244	66
Proceeds from issuance of long-term debt	4,988	—
Repayment of long-term debt (including current maturities of long-term debt)	(643)	(3,381)
Change in short-term debt	(3,616)	6,759
Interest paid	(654)	(881)
Dividends paid	(1,462)	(1,292)
Dividends paid to minority shareholders	(93)	(119)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(4,500)	1,849
Net cash provided by (used in) financing activities — continuing operations	6,237	(2,139)
Effect of exchange rates on cash and cash equivalents	(178)	3
Net increase (decrease) in cash and cash equivalents	3,026	(4,348)
Cash and cash equivalents at beginning of period	4,940	10,214

Cash and cash equivalents at end of period	7,966	5,866
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	231	612

Cash and cash equivalents at end of period (Consolidated balance sheets)	7,735	5,254

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
As of June 30, 2008 and September 30, 2007
(in millions of €)

	6/30/08	9/30/07
ASSETS
Current assets
Cash and cash equivalents	7,735	4,005
Available-for-sale financial assets	149	193
Trade and other receivables	15,106	14,620
Other current financial assets	3,375	2,932
Inventories	14,921	12,930
Income tax receivables	514	398
Other current assets	1,426	1,322
Assets classified as held for disposal	2,159	11,532

Total current assets	45,385	47,932

Goodwill	14,990	12,501
Other intangible assets	5,172	4,619
Property, plant and equipment	10,556	10,555
Investments accounted for using the equity method	6,958	7,016
Other financial assets	6,655	5,561
Deferred tax assets	1,939	2,594
Other assets	1,175	777

Total assets	92,830	91,555

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,998	5,637
Trade payables	8,079	8,382
Other current financial liabilities	2,431	2,553
Current provisions	3,739	3,581
Income tax payables	1,927	2,141
Other current liabilities	18,984	17,058
Liabilities associated with assets classified as held for disposal	1,728	4,542

Total current liabilities	38,886	43,894

Long-term debt	13,288	9,860
Pension plans and similar commitments	2,666	2,780
Deferred tax liabilities	704	580
Provisions	2,316	2,103
Other financial liabilities	384	411
Other liabilities	2,167	2,300

Total liabilities	60,411	61,928

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,055	6,080
Retained earnings	27,020	20,453
Other components of equity	(1,055)	(280)
Treasury shares, at cost (2)	(2,921)	—

Total equity attributable to shareholders of Siemens AG	31,842	28,996

Minority interest	577	631

Total equity	32,419	29,627

Total liabilities and equity	92,830	91,555

(1)	Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively.
Issued: 914,203,421 and 914,203,421 shares, respectively.
(2)	37,295,082 and 383 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the three months ended June 30, 2008 and 2007
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2008	2007	% Change		therein		2008	2007	% Change		therein		2008	2007	% Change	2008	2007
			Actual	Adjusted	Currency(2)	Portfolio(3)			Actual	Adjusted	Currency(2)	Portfolio(3)
Sectors and Divisions
Industry Sector	11,508	9,149	26%	31%	(6)%	1%	9,423	8,751	8%	12%	(5)%	1%	1,143	822	39%	12.1%	9.4%	9-13%
Industry Automation	2,214	2,040	9%	10%	(4)%	3%	2,202	1,921	15%	16%	(4)%	3%	467	244	91%	21.2%	12.7%	12-17%
Drive Technologies	2,407	2,251	7%	10%	(3)%	0%	2,266	1,973	15%	18%	(3)%	0%	344	246	40%	15.2%	12.5%	11-16%
Building Technologies	1,512	1,510	0%	5%	(6)%	1%	1,442	1,396	3%	8%	(6)%	1%	95	97	(2)%	6.6%	6.9%	7-10%
Osram	1,109	1,124	(1)%	5%	(7)%	1%	1,109	1,124	(1)%	5%	(7)%	1%	111	116	(4)%	10.0%	10.3%	10-12%
Industry Solutions	2,040	1,759	16%	21%	(6)%	1%	1,728	1,561	11%	16%	(6)%	1%	98	81	21%	5.7%	5.2%	5-7%
Mobility	2,952	1,159	155%	165%	(10)%	0%	1,403	1,456	(4)%	(1)%	(3)%	0%	39	38	3%	2.8%	2.6%	5-7%
Energy Sector	8,077	6,556	23%	33%	(10)%	0%	5,829	4,880	19%	26%	(7)%	0%	615	442	39%	10.6%	9.1%	11-15%
Fossil Power Generation	2,083	2,232	(7)%	0%	(7)%	0%	2,096	1,874	12%	19%	(7)%	0%	212	199	7%	10.1%	10.6%	11-15%
Renewable Energy	2,122	731	190%	231%	(41)%	0%	631	323	95%	115%	(20)%	0%	72	29	148%	11.4%	9.0%	12-16%
Oil & Gas	1,550	1,246	24%	27%	(3)%	0%	1,030	813	27%	31%	(4)%	0%	95	62	53%	9.2%	7.6%	10-14%
Power Transmission	1,588	1,569	1%	7%	(6)%	0%	1,401	1,249	12%	18%	(6)%	0%	147	85	73%	10.5%	6.8%	10-14%
Power Distribution	906	844	7%	14%	(7)%	0%	776	686	13%	19%	(6)%	0%	88	66	33%	11.3%	9.6%	11-15%
Healthcare Sector	2,801	2,517	11%	5%	(9)%	15%	2,677	2,431	10%	3%	(9)%	16%	326	307	6%	12.2%	12.6%	14-17%
Imaging & IT	1,699	1,693	0%	8%	(8)%	0%	1,569	1,639	(4)%	3%	(7)%	0%	199	223	(11)%	12.7%	13.6%	14-17%
Workflow & Solutions	348	378	(8)%	(2)%	(6)%	0%	359	361	(1)%	5%	(6)%	0%	33	40	(18)%	9.2%	11.1%	11-14%
Diagnostics	831	502	66%	2%	(12)%	76%	826	492	68%	3%	(13)%	78%	82	52	58%	9.9%	10.6%	16-19%

Total Sectors	22,386	18,222	23%	28%	(8)%	3%	17,929	16,062	12%	15%	(6)%	3%	2,084	1,571	33%

Siemens IT Solutions and Services	1,209	1,094	10%	13%	(5)%	2%	1,255	1,257	(0)%	2%	(4)%	2%	64	66	(3)%	5.1%	5.3%	5-7%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes, whereas it may exclude certain other items not considered performance indicative by Management.

(2)	Currency translation effects.
(3)	Portfolio effects.

SUPPLEMENTAL DATA
SIEMENS

ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the nine months ended June 30, 2008 and 2007
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2008	2007	% Change		therein		2008	2007	% Change		therein		2008	2007	% Change	2008	2007
			Actual	Adjusted	Currency(2)	Portfolio(3)			Actual	Adjusted	Currency(2)	Portfolio(3)
Sectors and Divisions
Industry Sector	32,540	28,498	14%	16%	(4)%	2%	27,677	26,115	6%	8%	(4)%	2%	3,068	2,503	23%	11.1%	9.6%	9-13%
Industry Automation	6,732	5,684	18%	12%	(4)%	10%	6,413	5,372	19%	13%	(4)%	10%	1,253	798	57%	19.5%	14.9%	12-17%
Drive Technologies	7,586	6,774	12%	15%	(3)%	0%	6,446	5,628	15%	18%	(3)%	0%	891	642	39%	13.8%	11.4%	11-16%
Building Technologies	4,610	4,748	(3)%	1%	(5)%	1%	4,308	4,415	(2)%	2%	(5)%	1%	297	296	0%	6.9%	6.7%	7-10%
Osram	3,490	3,487	0%	6%	(7)%	1%	3,490	3,487	0%	6%	(7)%	1%	359	364	(1)%	10.3%	10.4%	10-12%
Industry Solutions	6,601	6,072	9%	12%	(4)%	1%	5,022	4,763	5%	8%	(4)%	1%	310	229	35%	6.2%	4.8%	5-7%
Mobility	6,033	3,950	53%	58%	(5)%	0%	4,194	4,477	(6)%	(3)%	(3)%	0%	(33)	175	—	(0.8)%	3.9%	5-7%
Energy Sector	26,182	22,477	16%	23%	(7)%	0%	15,828	14,337	10%	15%	(5)%	0%	968	1,224	(21)%	6.1%	8.5%	11-15%
Fossil Power Generation	9,706	9,434	3%	8%	(5)%	0%	5,729	5,861	(2)%	3%	(5)%	0%	(91)	576	—	(1.6)%	9.8%	11-15%
Renewable Energy	4,115	1,690	143%	172%	(29)%	0%	1,465	898	63%	76%	(13)%	0%	159	84	89%	10.9%	9.4%	12-16%
Oil & Gas	4,493	3,511	28%	29%	(3)%	2%	2,838	2,345	21%	22%	(4)%	3%	239	139	72%	8.4%	5.9%	10-14%
Power Transmission	5,505	5,504	0%	5%	(5)%	0%	3,901	3,472	12%	17%	(5)%	0%	416	227	83%	10.7%	6.5%	10-14%
Power Distribution	2,743	2,571	7%	12%	(5)%	0%	2,207	1,979	12%	16%	(4)%	0%	243	197	23%	11.0%	10.0%	11-15%
Healthcare Sector	8,397	7,272	15%	3%	(8)%	20%	8,052	7,003	15%	2%	(8)%	21%	999	943	6%	12.4%	13.5%	14-17%
Imaging & IT	5,048	5,149	(2)%	4%	(7)%	1%	4,848	5,057	(4)%	2%	(7)%	1%	667	705	(5)%	13.8%	13.9%	14-17%
Workflow & Solutions	1,203	1,225	(2)%	3%	(5)%	0%	1,083	1,070	1%	7%	(6)%	0%	131	118	11%	12.1%	11.0%	11-14%
Diagnostics	2,366	1,071	121%	3%	(15)%	133%	2,354	1,062	122%	3%	(15)%	134%	198	99	100%	8.4%	9.3%	16-19%

Total Sectors	67,119	58,247	15%	17%	(6)%	4%	51,557	47,455	9%	9%	(5)%	5%	5,035	4,670	8%

Siemens IT Solutions and Services	3,879	3,561	9%	11%	(3)%	1%	3,861	3,922	(2)%	0%	(3)%	1%	99	172	(42)%	2.6%	4.4%	5-7%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes, whereas it may exclude certain other items not considered performance indicative by Management.
(2)	Currency translation effects.
(3)	Portfolio effects.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended June 30, 2008 and 2007
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sectors and Divisions
Industry Sector	1,143	822	4	6	(2)	(14)	1,141	830	82	70	166	158	1,389	1,058
Industry Automation	467	244	—	1	—	(7)	467	250	41	27	28	24	536	301
Drive Technologies	344	246	1	—	3	(2)	340	248	10	12	36	32	386	292
Building Technologies	95	97	1	1	—	—	94	96	16	15	14	18	124	129
Osram	111	116	1	1	1	2	109	113	5	6	53	55	167	174
Industry Solutions	98	81	3	3	(1)	(3)	96	81	8	7	15	15	119	103
Mobility	39	38	1	—	(5)	(2)	43	40	1	2	18	16	62	58
Energy Sector	615	442	32	31	—	3	583	408	22	25	61	62	666	495
Fossil Power Generation	212	199	25	23	—	(1)	187	177	4	5	22	23	213	205
Renewable Energy	72	29	2	2	—	—	70	27	4	2	3	4	77	33
Oil & Gas	95	62	—	—	—	—	95	62	7	6	14	15	116	83
Power Transmission	147	85	6	4	—	3	141	78	2	6	13	14	156	98
Power Distribution	88	66	1	1	(1)	3	88	62	3	5	8	6	99	73
Healthcare Sector	326	307	7	10	14	10	305	287	81	52	79	61	465	400
Imaging & IT	199	223	3	1	—	3	196	219	39	40	22	26	257	285
Workflow & Solutions	33	40	1	—	1	4	31	36	2	1	5	5	38	42
Diagnostics	82	52	1	1	2	2	79	49	40	23	52	29	171	101

Total Sectors	2,084	1,571	43	47	12	(1)	2,029	1,525	185	147	306	281	2,520	1,953

Strategic Equity Investments (SEI)	1	(301)	1	(301)	—	—	—	—	—	—	—	—	—	—

Cross-Sector Businesses
Siemens IT Solutions and Services	64	66	1	7	2	4	61	55	12	14	39	51	112	120
Siemens Financial Services (SFS)	59	57	13	12	42	44	4	1	—	2	69	64	73	67
Reconciliation to consolidated financial statements
Other Operations	(20)	(56)	(1)	1	(1)	(11)	(18)	(46)	11	11	13	24	6	(11)
Siemens Real Estate (SRE)	103	69	—	(1)	(12)	(17)	115	87	1	—	36	37	152	124
Corporate items and pensions	(245)	(367)	15	12	32	48	(292)	(427)	22	(16)	7	26	(263)	(417)
Eliminations, Corporate Treasury and other reconciling items	2	(97)	2	1	19	(99)	(19)	1	(2)	—	(17)	(15)	(38)	(14)

Siemens	2,048	942	74	(222)	94	(32)	1,880	1,196	229	158	453	468	2,562	1,822

(1)	Profit of the Sectors and Divisions as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairment of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €(3) and €8 in the three months ended June 30, 2008 and 2007, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the nine months ended June 30, 2008 and 2007
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sectors and Divisions
Industry Sector	3,068	2,503	13	20	—	(17)	3,055	2,500	243	174	487	469	3,785	3,143
Industry Automation	1,253	798	(1)	2	4	(8)	1,250	804	120	39	76	63	1,446	906
Drive Technologies	891	642	1	2	3	—	887	640	34	35	104	91	1,025	766
Building Technologies	297	296	2	2	3	(2)	292	296	49	46	52	63	393	405
Osram	359	364	3	2	1	3	355	359	17	21	155	163	527	543
Industry Solutions	310	229	7	12	(2)	(2)	305	219	20	26	42	45	367	290
Mobility	(33)	175	2	1	(9)	(6)	(26)	180	3	5	58	45	35	230
Energy Sector	968	1,224	80	38	(4)	7	892	1,179	59	70	181	176	1,132	1,425
Fossil Power Generation	(91)	576	58	21	(5)	(3)	(144)	558	12	23	62	65	(70)	646
Renewable Energy	159	84	4	3	—	—	155	81	6	6	14	12	175	99
Oil & Gas	239	139	—	—	—	(1)	239	140	21	21	41	40	301	201
Power Transmission	416	227	18	12	1	7	397	208	7	9	38	39	442	256
Power Distribution	243	197	1	2	(1)	5	243	190	9	11	22	19	274	220
Healthcare Sector	999	943	22	52	23	27	954	864	216	157	243	161	1,413	1,182
Imaging & IT	667	705	5	2	2	9	660	694	94	95	66	72	820	861
Workflow & Solutions	131	118	2	—	4	5	125	113	4	4	14	16	143	133
Diagnostics	198	99	4	5	7	11	187	83	118	57	160	71	465	211

Total Sectors	5,035	4,670	115	110	19	17	4,901	4,543	518	401	911	806	6,330	5,750

Strategic Equity Investments (SEI)	41	(150)	41	(150)	—	—	—	—	—	—	—	—	—	--
Cross-Sector Businesses
Siemens IT Solutions and Services	99	172	24	9	9	4	66	159	35	44	127	163	228	366
Siemens Financial Services (SFS)	237	277	48	45	155	222	34	10	2	4	208	189	244	203
Reconciliation to consolidated financial statements
Other Operations	(138)	(153)	—	5	—	(17)	(138)	(141)	28	35	115	110	5	4
Siemens Real Estate (SRE)	302	180	—	9	(38)	(69)	340	240	1	—	115	114	456	354
Corporate items and pensions	(1,038)	(1,182)	53	76	108	109	(1,199)	(1,367)	62	8	22	23	(1,115)	(1,336)
Eliminations, Corporate Treasury and other reconciling items	(184)	(254)	2	1	(134)	(257)	(52)	2	—	—	(50)	(46)	(102)	(44)

Siemens	4,354	3,560	283	105	119	9	3,952	3,446	646	492	1,448	1,359	6,046	5,297

(1)	Profit of the Sectors and Divisions as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairment of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €70 and €60 for the nine months ended June 30, 2008 and 2007, respectively.

Press Presse Press Presse	Munich, Germany, July 29, 2008
Joint Press Release of Siemens and The Gores Group
Siemens partners with The Gores Group in a joint venture to grow SEN
Siemens with a stake of 49% in JV — Total investment of €350 million to fund growth The Gores Group will contribute two assets Enterasys and SER Solutions to the joint venture
Siemens has decided on a partner for its enterprise communications business. The Gores Group, an American investor, will acquire a 51% stake in Siemens Enterprise Communications (also known as SEN). “We have been looking for an opportunity to expand our presence in the enterprise networking and communications space and this partnership with Siemens provides the perfect fit,” noted Alec Gores, founder and chairman of Gores. Siemens will retain a stake of 49%. ”We are continuing to intensify the focus of our portfolio on the three Sectors, which are Energy, Industry and Healthcare. In Gores, we have found an extremely experienced technology and telecommunications partner, who strengthens the business with the contribution of the two assets Enterasys and SER Solutions. We are confident, that this will benefit the employees and customers in the long term. As announced already in February, the transferred business will be solidly financed,” stated Joe Kaeser, Siemens CFO. The reorganization of Siemens Enterprise Communications, previously announced by Siemens, has made significant progress, ensuring a clean start for the joint venture. The deal of the joint venture is expected to be closed at the end of Siemens fiscal year 2008, pending regulatory approval.
Gores and Siemens plan to invest approximately €350 million in the joint venture — not including expenditures for research and development and other expenditures as part of the ordinary course of business. The investments will be made in order to launch innovative Siemens Enterprise Communications products on the market, acquire other technology platforms to capitalize on the powerful Siemens Enterprise Communications distribution organization and further drive the expansion and transition of the business from a hardware supplier to a software and service provider.
Gores, which is focused to grow businesses, has extensive management expertise in the technology and telecommunications area and has rapidly restructured businesses undergoing fundamental structural changes and established them as successful independent companies or successfully consolidated them with other companies in its portfolio. Gores has an extensive expertise in Europe as well, where they made several investments in the past few years.
When the joint venture is launched, Siemens Enterprise Communications business will also be supplemented and strengthened by combining the business with two of Gores’ current portfolio companies — Enterasys, a network equipment and security solutions provider and SER Solutions, a call center software company. “Combining the three companies will lead to a more complete enterprise networking and communications offering that will leverage Siemens Enterprise Communications powerful distribution capabilities, global reach and extensive customer base,” stated Alec Gores.
With its investment of approximately €175 million, which represents half of the total amount of the planned investment of approximately €350 million, Siemens helps Siemens Enterprise Communications to grow. By creating a solid capitalization and further transaction costs as well as liabilities of Siemens Enterprise Communications, there will be a substantial financial impact in the fourth quarter of Siemens fiscal 2008.
On an operational level, business will be driven by Gores. The joint venture will be entitled to continue using the Siemens brand. Key patents and licenses will be transferred to the joint venture.
Production facilities in Leipzig, Germany, and Curitiba, Brazil, and Thessaloniki, Greece, will be transferred to the joint venture. Production at the Leipzig facility is guaranteed by contractual agreements until 2011. Curitiba will be an important production facility for the joint venture. For Thessaloniki different options are being evaluated.
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Siemens Enterprise Communications will continue to be a preferred supplier to Siemens, to use the Siemens One sales network and to cooperate on customer projects with Siemens. Siemens Enterprise Communications innovative new products like the OpenScape UC Server will remain an integral part of the portfolio. Gores and Siemens have agreed that Siemens Enterprise Communications will continue to offer its OpenPath migration strategies for existing product families in order to ensure a smooth transition to the new Unified Communications solutions. Support and upgrades for Siemens Enterprise Communications products, especially HiPath 3000 and HiPath 4000, are to be continued for the long term.
About The Gores Group, LLC
The Gores Group, LLC, founded in 1987, is a private equity firm focused on acquiring controlling interests in businesses which can benefit from the firm’s operating experience and flexible capital base. The firm combines the operational expertise and detailed due diligence capabilities of a strategic buyer with the seasoned M&A team of a traditional financial buyer. The Gores Group maintains offices in Los Angeles, Boulder and London. For more information, please visit www.gores.com.
For any press related questions find the following contact details below:
The Gores Group
Frank Stefanik
+1 310 209 3010
Sitrick and Company
+1 310 788 2850
Michael Sitrick
Mike_sitrick@sitrick.com
Terry Fahn
Terry_fahn@sitrick.com
About Siemens Enterprise Communications
Siemens Enterprise Communications GmbH & Co. KG is one of the world’s leading suppliers of Unified Communications technologies. The company’s unique Open Communications approach to providing software, solutions and services for enterprises of all sizes enables business processes to be more productive, faster and more secure — with any device, network or information technology infrastructure. The company is a wholly owned subsidiary of Siemens AG with global headquarters in Munich, Germany. In fiscal 2007 Siemens Enterprise Communications had revenues of some 3.2 billion EUR. More about Siemens Enterprise Communications GmbH & Co. KG at http://www.siemens.com/open
About Siemens AG
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.
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Siemens AG Corporate Communications and Government Affairs Wittelsbacherplatz 2, 80333 Munich Germany Reference number: AXX200807.70 e	Media Relations: Marc Langendorf Telephone: +49 89 636-37035 E-mail: marc.langendorf@siemens.com Siemens AG Wittelsbacherplatz 2, 80333 Munich Germany

Press Presse Press Presse
Munich, July 29, 2008
Siemens AG claims damages from eleven former members of the Corporate Executive Committee
Siemens AG is asserting claims for damages against former members of the former Corporate Executive Committee of the Managing Board of Siemens AG. The company bases its claims on breaches of their organizational and supervisory duties in view of the accusations of illegal business practices and extensive bribery that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens to the company. The claims are being asserted, on the basis of currently available information, against Prof. Johannes Feldmayer, Dr. Thomas Ganswindt, Dr. Klaus Kleinfeld, Prof. Dr. Edward G. Krubasik, Rudi Lamprecht, Heinz-Joachim Neubürger, Prof. Dr. Heinrich v. Pierer, Dr. Jürgen Radomski, Dr. Uriel Sharef and Prof. Dr. Klaus Wucherer. The Supervisory Board of Siemens AG adopted a resolution to this effect at its meeting on July 29, 2008.
In addition, the company will also assert claims for damages against former Corporate Executive Committee members Prof. Johannes Feldmayer and Dr. Günter Wilhelm in connection with payments to Mr. Wilhelm Schelsky and his companies.
The eleven former members of the Corporate Executive Committee named above will be given an opportunity to state their positions on the accusations before legal action for damages is taken.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.
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Siemens AG Corporate Communications and Government Affairs Wittelsbacherplatz 2, 80333 Munich Germany Reference number: AXX200807.69 e	Stephan Heimbach Telephone: +49 89 636-34134 E-mail: stephan.heimbach@siemens.com Siemens AG Wittelsbacherplatz 2, 80333 Munich

Munich, July 29, 2008
Legal Proceedings — Third Quarter Fiscal 2008
As previously reported, public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business units.
For more information regarding these and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2007 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2007 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information — Risk Factors”, “Item 4: Information on the Company — Legal Proceedings”, “Item 5: Operating Financial Review and Prospects”, and “Item 15: Controls and Procedures” of the Form 20-F.
Developments regarding investigations and legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F include:
•	The investigation of the Munich public prosecutor extends beyond the former Communications group. To date, the Munich public prosecutor has announced that groups under investigation include Siemens’ former Power Transmission and Distribution (PTD) group, in which a former member of the Managing Board is a suspect, the former Power Generation (PG) group, the former Medical Solutions (Med) group, the former Transportation Systems (TS) group and Siemens’ IT Solutions and Services group. The investigation of the Munich public prosecutor remains ongoing.
•	In May 2008, the Munich prosecutor announced an investigation against the former Chairman of the Supervisory Board, the former CEO and other former members of the Supervisory Board and of the Managing Board of Siemens AG. The investigation is based on Section 130 of the German Law on Administrative Offences regarding violations of the duty to take appropriate supervisory measures required to prevent breaches of criminal and administrative law.
•	On July 29, 2008, the Supervisory Board of Siemens AG resolved to claim damages from former members of the former Central Executive Committee of the Managing Board of Siemens AG. The claims are based on breaches of their organizational and supervisory duties in view of the accusations of illegal business practices and extensive bribery that occurred in the course of international business transactions and the resulting financial burdens to the company. On the basis of information available to date, claims are being asserted against ten former executives, including two former Chief Executive Officers of Siemens and a former Chief Financial Officer. Claims for damages are also being brought against one of the
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aforementioned ten former executives and one additional former member of the Managing Board in connection with payments made to the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The former executives will be invited to respond to the claims before legal action for damages is taken.
•	Debevoise & Plimpton LLP (Debevoise), an independent external law firm engaged by the Company to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the Company’s compliance and control systems, is investigating leads generated by the Company’s amnesty program, as well as other sources.
•	In the course of its investigation, Debevoise identifies and reports to the Company evidence of payments to business consultants, sales-related intermediaries and cash payments. The Company analyzes whether such payments were considered in its analysis of income tax non-deductible payments conducted in fiscal 2007.
•	As previously reported, the Company also investigates evidence of additional bank accounts at various locations. The Company is currently investigating the amount of the funds, as well as whether such funds can be recorded on the Company’s balance sheet.
•	In November 2007, authorities in Nigeria conducted searches of the premises of Siemens Ltd. Nigeria in connection with an investigation into alleged illegal payments to Nigerian public officials between 2002 and 2005.
•	In December 2007, the Norwegian public prosecutor’s office conducted a search of Siemens AS Norway’s offices as well as several private homes in connection with payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. In light of this and the previously reported investigation of allegations of bribery and overcharging of the Department of Defense related to the awarding of a contract for the delivery of communication equipment, the Department of Defense has announced that it will not conduct further business with Siemens at this time.
•	The public prosecutor in Milan, Italy is investigating allegations concerning whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens. The prosecutor is also investigating suspicions of tax evasion by the former CFO of Siemens S.p.A. in connection with the non-deductibility for tax purposes of certain payments.
•	Authorities in Russia are conducting an investigation into alleged embezzlement of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Ekaterinburg in the years 2003 to 2005. An employee of Siemens Russia was previously arrested in connection with this investigation.
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•	In January 2008, the Vienna, Austria public prosecutor announced an investigation into payments relating to Siemens AG Austria and its subsidiary VAI for which valid consideration could not be identified.
•	In January 2008, the Malaysian Anti-Corruption Agency executed a search warrant at the premises of Siemens Malaysia and requested interviews with several employees of Siemens Malaysia in connection with an investigation into a project involving the PTD group.
•	As previously disclosed, Siemens was contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank, regarding anti-corruption inquiries and other matters of relevance to them.
•	As previously reported, in connection with the investigation relating to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger), in April 2007, a former member of the Managing Board of Siemens AG was arrested and subsequently posted bail in the amount of €5 million and was released from custody. In connection with the posting of bail, a bank issued a bond (Bankbürgschaft) in the amount of €5 million, €4.5 million of which was guaranteed by the Company pursuant to the provisions of German law. The warrant associated with the arrest of the former member of the Managing Board has since been revoked and the bank bond, as well as the Company’s guarantee thereof, has been released. In July 2008, the Nürnberg-Fürth prosecutor brought charges against this former member of the Managing Board on several counts of criminal breach of fiduciary duty and tax evasion. According to July 2008 press reports, the Nürnberg-Fürth prosecutor has initiated an investigation against another former member of the Managing Board on suspicion of abetting breach of fiduciary duty.
•	In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged anti-trust violations in connection with high-voltage gas-insulated switchgear. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 million related to higher electricity prices claimed to have been paid because of the alleged anti-trust violations. The court has not yet ruled on the motion for approval of the class action.
•	In January 2008, the Competition Authority of Slovakia imposed a fine of €3.3 million on Siemens and VA Tech in connection with an investigation into possible anti-trust violations in the market for high-voltage gas-insulated switchgear. The Company has filed an appeal against this decision.
•	As previously reported, in December 2006, the Japanese Fair Trade Commission (FTC) had
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searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. In February 2008, the FTC announced its findings. Siemens was found not guilty of participating in anti-trust violations, and was therefore not fined or otherwise punished.
•	As previously reported, the Polish Competition Authority conducted an investigation against Siemens Sp. z.o.o. Poland regarding possible anti-trust violations in the market for the maintainance of diagnostic medical equipment. In May 2008, the Authority issued a final decision finding that Siemens Poland had not violated anti-trust regulations.
•	In May 2008, Siemens received a decision issued by the Controller of the United Nations upon the recommendation of the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD). According to the decision, which is based on the Fifth and Final Report (IIC Report) of the Independent Inquiry Committee into the United Nations Oil for Food Program, Siemens Medical Solutions is to be suspended for a minimum period of six months, effective as of May 23, 2008, from the UNPD Vendor Roster. Siemens appealed the decision. The review of the decision is pending.
•	The Company has become aware of media reports that the Republic of Iraq filed in June 2008 an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the IIC Report. Siemens S.A.S France, Siemens A.S. Turkey and Osram Middle East FZE, Dubai are reported to be among the 93 named defendants. None of the Siemens affiliates have been served to date.
•	In June 2008, the court of first instance in Kalimantan Province, Indonesia, found the head of the former Med group of Siemens PT Indonesia not guilty of allegations of participation in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003. The decision has been appealed by the prosecutor.
•	In June 2008, a court of first instance in the Czech Republic reversed the decision by the national competition authority regarding alleged anti-trust valuations in the high-voltage gas-insulated switchgear market and ordered the authority to repay to Siemens the €11.7 million fine imposed by the authority. The authority has the right to appeal the decision.
•	In July 2008, the public prosecutor in Athens, Greece concluded his preliminary investigation relating to allegations of active and passive bribery of public officials, money laundering and aiding and abetting the foregoing, in connection with, among others, a telecom contract relating to the 2004 Olympic Games awarded by the Greek government to Siemens and purchases of telecom equipment by the Hellenic Telecommunications Organization SA (OTE) in the late 1990s. The prosecutor named several suspects, including a current and several former Siemens employees, and transferred the case to an investigative Magistrate’s Court in Athens, which can issue criminal charges against specific individuals. Separately, preliminary investigations continue into allegations of bribery by Siemens of Greek national railways and of
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the Greek Ministry of Defence and the Military. The Greek Ministry of Finance also announced tax probes into the local operations of Siemens.
•	In July 2008, the Central Anti-Corruption Office of Poland executed a search warrant at the premises of Siemens Poland in connection with a corruption investigation relating to the former Com group.
•	As previously reported, the Company requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. The Company claimed that Argentina unlawfully terminated the Company’s contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). The Company sought damages for expropriation and violation of the BIT of approximately $500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over the Company’s claims and that the Company was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding the Company compensation in the amount of $217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify the Company against any claims of subcontractors in relation to the project (amounting to approximately $44 million) and, furthermore, that Argentina would be obligated to pay the Company the full amount of the contract performance bond ($20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina’s application. On June 6, 2008, Argentina filed with the ICSID an application for revision and request for stay of enforcement of the award alleging the discovery of new, previously unknown facts that would have decisively affected the award. Argentina relies on information reported in the media alleging bribery by the Company, which it argues makes the BIT inapplicable. The application was registered by the ICSID on June 9, 2008 and forwarded to the original members of the ICSID arbitration tribunal. The application for revision may result in a stay with respect to Argentina’s application for annulment pending before the ad hoc committee.
•	Pursuant to an agreement of June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. A dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. Beginning in September 2006, several subsidiaries in different countries used by Qisda for purposes of the acquisition filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified.
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The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris. The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims in connection with the purchase price. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The Company will request that the arbitral tribunal dismiss the counterclaim.
The Company remains subject to corruption-related investigations in the United States and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the U.S. Foreign Corrupt Practices Act (FCPA). In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. In addition to the amounts previously reported, including the fine imposed by the Munich district court, no material charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to estimate such amounts reliably. We expect that we will need to record expenses and provisions in the future for penalties, fines or other charges, which could be material, in connection with the investigations. On January 24, 2008, the Company announced, at the Annual Shareholders’ Meeting, that the Securities and Exchange Commission and the Department of Justice had agreed to begin discussions with the Company regarding a possible settlement of their investigations into possible violations of U.S. law in connection with allegations of corruption. The Company anticipates that such discussions will continue over many months. The Company will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may be required.
The third quarter of fiscal 2008 included a total of €119 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. In the first nine months of fiscal 2008, the total amount of these expenses was €421 million.

Siemens AG Corporate Communications Compliance Communications 80312 Munich	6/6

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigation we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: July 30, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
Name:	Dr. Juergen M. Wagner
Title:	Head of Financial Disclosure and Corporate Performance Controlling